Prospectus                     424(b)2 Prospectus for Registration No. 333-69471

                           VIMRX PHARMACEUTICALS INC.

                        2751 Centerville Road, Suite 210
                           Wilmington, Delaware 19808
                                 (302) 998-1734


                        1,882,215 Shares of Common Stock


                                 ---------------


     CellPro Incorporated is offering for resale 1,882,215 shares of VIMRX common stock. CellPro received the shares in exchange for certain of its intellectual property and related assets. The VIMRX shares may be sold by CellPro in the public market or in privately negotiated transactions from time to time. See "Recent Events - Nexell - Acquisition of CellPro Assets" beginning on page 5 of this prospectus and "Plan of Distribution" beginning on page 10 of this prospectus.

                                 ---------------

     VIMRX common stock is traded on the Nasdaq National Market under the symbol "VMRX." On January 15, 1999, the closing sale price of VIMRX common stock on the Nasdaq National Market was $ 1.7188 per share.

                                 ---------------

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 3.

                                 ---------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ---------------



                                January 28, 1999

                          VIMRX PHARMACEUTICALS INC.


                  --------------------------------------------

                                Table of Contents

The Company.................................................................3

Risk Factors................................................................3

Recent Events...............................................................4

Use of Proceeds.............................................................9

Selling Shareholder.........................................................9

Plan of Distribution.......................................................10

Available Information......................................................11

Information Incorporated by Reference......................................11

Limitation of Directors' and Officers' Liability; Indemnification..........12

Legal Matters..............................................................12

Experts....................................................................13

                                  THE COMPANY


     VIMRX is a biotechnology company that focuses on innovative technologies to improve human health. VIMRX's majority-owned (approximately 80%) principal subsidiary, Nexell Therapeutics Inc., is developing products utilizing cell separation technology in cell therapy for cancer and other life-threatening diseases. Nexell currently sells such products outside the United States, and is seeking FDA approval to market its products in the United States. VIMRX also has two compounds in development: VIMRxyn(R), chemically synthesized hypericin, which is in clinical trials for brain cancer and as an ointment for skin diseases, and VM301, a wound healing agent.


                                  RISK FACTORS


     An investment in shares of VIMRX common stock involves a high degree of risk. Prospective investors should consider, among other items, the following factors:

     History of Losses. Since commencing its operations in January 1987, through September 30, 1998, VIMRX incurred a cumulative loss of $128,297,000 in funding its research and development programs and conducting its operations, and had no significant operating revenues until 1998. These revenues were principally derived from European sales of Isolex(R) devices and related disposables by Baxter Healthcare Corporation, the distributor for Nexell, VIMRX's approximately 80%-owned subsidiary. We expect to continue to incur net losses for the foreseeable future and can give no assurances that we will successfully complete the transition from a development stage company to a profitable operating business.

     Termination of Programs. VIMRX has decided to concentrate its resources on what it believes to be its most promising program, Nexell's Isolex(R) technology. This has resulted in the termination of VIMRX's collaboration with Columbia University, the closing of the operations of Innovir Laboratories, Inc. and may result in curtailment or termination of one of its two other programs unless it is able to reduce the related costs. See "Recent Events" beginning on page 4 of this prospectus.

     Government Regulation - FDA. The manufacture and marketing of medical devices and therapeutic products is subject to extensive regulation by the FDA as well as by state and foreign authorities. Applications for approval of the two Isolex (R) devices are currently pending with the FDA. The FDA recently advised Nexell that these applications are approvable subject to the submission of additional information needed primarily to finalize labeling and the inspection by the FDA of manufacturing facilities for the Isolex(R) devices and associated reagents. Notwithstanding this development, we can give no assurance as to when FDA approval of the Isolex(R) will be granted, if ever. See "Government Regulation" beginning on page 12 of the 1997 10-K, and "Recent Events - Government Regulation" beginning on page 8 of this prospectus.

     Competition. VIMRX and Nexell face competition from biotechnology companies, pharmaceutical companies, medical device manufacturers, academic institutions, government agencies and public and private research organizations, many of which have extensive resources and experience in research and development, clinical testing, manufacturing, regulatory affairs, distribution and marketing and some of which have significant research and development activities in areas upon which the programs of VIMRX and its subsidiaries are focused. We can give no assurances that competing companies will not develop more effective and/or less costly treatments or procedures for the applications being explored by VIMRX and Nexell. See "Recent Events - Competition" beginning on page 8 of this prospectus.

     Risks Associated with Forward-Looking Statements Included in this Prospectus. This prospectus contains certain forward-looking statements regarding the plans and objectives of management for future operations, including those relating to the development of the Isolex(R) products. VIMRX's plans and objectives are based, among other things, on assumptions regarding timely FDA approval of the Isolex(R) products, development of new applications for the Isolex(R) products, future economic, competitive and market conditions, and future business decisions. Although we believe the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate.


                                  RECENT EVENTS


  Nexell

     Proposed Acquisition of Baxter's Interest in Nexell On January 14, 1999, the Company and Baxter Healthcare Corporation entered into a letter of intent pursuant to which the Company would acquire Baxter's entire interest in Nexell for common stock and other securities of the Company. Upon consummation of the transaction, which is subject to completion of definitive documentation and approval by the stockholders of the Company, Nexell would become a wholly-owned subsidiary of the Company, and the Company would change its name to "Nexell Therapeutics Inc."

     In consideration of the transfer of Baxter's entire interest in Nexell (shares of common stock, a warrant, and convertible debentures), VIMRX will:

 . issue 3 million shares of VIMRX common stock to Baxter;

 . issue a seven year warrant to purchase up to and including an additional 5.2 million shares of VIMRX common stock at $1.15 per share to Baxter; and

 . agree to fix the conversion price of the $66 million of VIMRX Series A
  Convertible Preferred Stock issued to Baxter in December, 1997 to $2.75 per share. The current provision on the Series A stock states that the conversion price would be set in July, 1999, based on the price of VIMRX common stock at that time, subject to a minimum conversion price of $5.50 per share.

     In addition, VIMRX is assuming the $30 million of the 6 1/2% convertible subordinated debentures, due November 30, 2004, which Nexell issued to Baxter in December, 1997. The principal and all accrued but unpaid interest (if any) on those debentures, which were previously convertible into shares of Nexell common stock, will be convertible, commencing November 30, 2002, into shares of VIMRX common stock at a conversion price equal to 95% of the average closing price of VIMRX common stock on the thirty trading days preceding the date of conversion, subject to the limitation that the $10 million principal amount of such debentures is convertible only at the discretion of VIMRX.

     Acquisition of CellPro Assets - Background. CellPro Incorporated ("CellPro"), formerly one of Nexell's principal competitors, developed, and the FDA approved, CellPro's Ceprate(R) SC Stem Cell Concentration System (the "Ceprate(R) System") for use in autologous (i.e., self-donated) bone marrow and stem cell transplantation. CellPro was developing additional potential applications for the Ceprate(R) System, including use as an adjunct to other cancer treatments, gene therapy and use in support of treatment of debilitating autoimmune diseases such as multiple sclerosis, lupus, and rheumatoid arthritis. CellPro was also exploring other cell therapy applications for the Ceprate(R) technology, including T-lymphocyte transplantation and ex vivo T-lymphocyte adoptive immunotherapy for cancer.

     CellPro's Ceprate(R) technology utilizes the CD34+ monoclonal antibody and purified stem cell technology, which are patented technologies originally licensed to Baxter Healthcare Corporation ("Baxter") in the therapeutic field, directly or indirectly, by Becton, Dickenson and Company ("Becton Dickenson") and Johns Hopkins University ("Johns Hopkins"). Baxter sublicensed these technologies to Nexell in December, 1997.

     In 1994, Becton Dickenson, Johns Hopkins and Baxter brought a patent infringement action against CellPro in the U.S. District Court in Wilmington, Delaware. In the course of the litigation, among other things, CellPro filed a "citizen's petition" before the FDA seeking to require the FDA to adopt certain procedures in its review of Nexell's premarket approval application for the Isolex cell separation systems which could delay or prevent FDA approval of the application. CellPro also filed a petition before the Department of Health and Human Services ("HHS") requesting the exercise of so-called "march-in rights," a form of compulsory licensing, with respect to the patents underlying the CD34+ sublicense.

     The court upheld the validity of two patents covering CD34+ monoclonal antibodies and purified stem cell populations, and ruled that CellPro's Ceprate(R) SC System and Ceprate(R) LC34 Laboratory Cell Separation System infringe those patents. In March 1997, a jury in that case found CellPro's infringement was willful. In September 1997, the court ordered CellPro to pay Johns Hopkins, Becton Dickinson and Baxter a total of approximately $7.2 million in damages and enjoined CellPro's manufacture and sale of patent-infringing stem cell selection systems both in the U.S. and overseas. In August, 1998, the U. S. Court of Appeals for the Federal Circuit upheld both the award of damages and the injunction.

     To ensure that patients using the CellPro technology have uninterrupted access to stem cell selection technology, at the request of Johns Hopkins, Becton Dickinson and Baxter, the injunction was stayed in the U.S. until an alternative system, licensed under the patents, is approved by the FDA. Accordingly, CellPro has been permitted to continue to supply its stem cell selection device to U.S. transplant centers pending approval of the Isolex(R) System (or another stem cell selection device), provided that it pays a court-ordered royalty to Johns Hopkins and its licensees. The stay of the injunction applies only to the U.S.; CellPro may no longer manufacture infringing products in the U.S. and export them for sale in other markets.

     - Acquisition Agreement. The above events led to discussions between CellPro and Nexell regarding the acquisition of CellPro's intellectual property by Nexell. On October 28, 1998, Nexell entered into an agreement (the "Acquisition Agreement") with CellPro to purchase substantially all the intellectual property assets of CellPro, together with certain related tangible and intangible assets (See "Acquisition of CellPro Assets Acquired Intellectual Property") in exchange for shares of VIMRX's common stock valued at $3,000,000. The number of shares issued to CellPro was determined by dividing $3,000,000 by the average closing price of VIMRX common stock on the Nasdaq National Market for the fifteen trading days ending on the third business day prior to the closing date of the Acquisition Agreement. The transaction is expected to close on or about January 29, 1999.

     Pursuant to the Acquisition Agreement, CellPro filed a petition for reorganization under Chapter 11 of the federal Bankruptcy Code on October 28, 1998. Among other things, the Acquisition Agreement requires CellPro (1) to withdraw its citizen's petition(s) before the FDA, and otherwise to refrain from attacking Nexell's premarket approval application for the Isolex cell separation systems, and (2) to withdraw its petition before the Department of Health and Human Services requesting the exercise of so-called "march-in rights" with respect to the patents underlying the CD34+ sublicense.

     In a related transaction, Baxter is acquiring the right to distribute the disposable kits used in connection with CellPro's Ceprate(R) cell processing equipment. CellPro agreed to maintain its technical support and continue to perform its regulatory reporting and compliance responsibilities for a limited period of time after the closing.

     - Acquired Assets. The intellectual property and other assets to be acquired by Nexell will consist of patents (granted and pending), license agreements, antibodies and related master cell banks and working cell banks for such antibodies, clinical and research protocols, copyrights, copyright registration applications, trademarks and trademark applications, software, supply agreements, marketing materials and books and records. Some of the monoclonal antibody lines included in the purchased assets may expand the potential range of diseases for which therapies utilizing the Isolex(R) technology may be developed. Similarly, the data from clinical trials being conducted by CellPro, the rights to which are being acquired by Nexell, could lead to additional diseases or other medical indications which could be treated using the Isolex(R) technology. Additionally, included in the assets are rights to two diagnostic kits related to the detection and enumeration of certain types of cancer cells.

         Patents and Licenses.

                  In August, 1998, the United States Patent and Trademark Office (the "Patent Office") allowed Nexell's patent application relating to peptide release for CD34+ antibody, which is a critical component of the Isolex(R) system. The patent allowance relates to the method of using a peptide to compete for the binding site of a cell-capturing antibody, therefore displacing the antibody and releasing the target cell. These released cells can then be used for transplantation, cell therapy, or as target cells for gene therapy.

                  The Patent Office recently allowed (in June and October of
1998) two patents relating to the infusion of neutrophil (white blood cells responsible for fighting bacterial infections) precursor cells for the treatment of neutropenia (a common side effect of high dose chemotherapy characterized by a deficiency of neutrophils and an increased susceptibility to infection). Human neutrophil precursor cells are a type of immature blood cell which mature into neutrophils.

         Hypericin

                  Initial results from the brain glioma clinical trial indicate that VIMRxyn(R) may have a beneficial effect in some patients in the treatment of brain gliomas. In October, 1998, VIMRX announced the completion of a Phase I/II study of VIMRxyn(R) for the treatment of glioblastoma, a highly malignant form of brain tumor. The results of the study indicated that VIMRxyn(R) is safe at the doses studied, and that an antiglioma effect was observed in several of the patients in the small study. VIMRX is now developing a protocol for a larger Phase II, multi-center study to determine more definitively the efficacy of the compound.

                  VIMRX is also conducting a Phase I/II clinical trial to evaluate the efficacy and tolerability of VIMRxyn(R) as a topically applied, photo-activated therapy for specific skin diseases including psoriasis, cutaneous T-cell lymphoma and warts. This study is being conducted at two university hospital medical centers located in Philadelphia, Pennsylvania, and one center in Cleveland, Ohio.

         VM301; Agent For Wound Healing

                  A Phase I clinical trial, designed to evaluate the safety of VM301 when applied to broken and unbroken skin of human subjects, was conducted at a university hospital medical center in New York. No clinical volunteers participating in the study experienced any adverse results.

         VGI/Ventiv BioGroup

                  VIMRX and its 90% owned subsidiary, VIMRX Genomics, Inc (d/b/a Ventiv BioGroup, Inc., "VGI"), had been negotiating a restructuring of their relationship with Columbia University under the Research Agreement dated March 7, 1998 ("Research Agreement") and several related agreements. The restructuring negotiations were unsuccessful and on November

11, 1998, VIMRX, Columbia and VGI terminated their relationship and released all claims arising from that relationship on the following terms and conditions:

 .    VIMRX paid Columbia $900,000;

 .    Columbia transferred its interest in VGI to VIMRX; and

 .    The Research Agreement, the License Agreements relating to Blood Factor
     IXai (VM201), the BCL-6 and MUM-1 genes, and the Shareholder's Agreement between VIMRX and Columbia relating to VGI were terminated, with no further obligations by the parties thereunder. All intellectual property licensed to VIMRX or VGI under the agreements reverted to Columbia (or, in the case of the BCL-6 license, to Columbia and a co-licensor).

                  Additionally, VGI has vacated its premises at Columbia's Audubon Building in New York City.

         Innovir

                  VIMRX has completed its funding commitments to Innovir under its December 31, 1997 agreement, and has determined not to provide any further funding to Innovir. Innovir's common stock was recently delisted from the Nasdaq Small-Cap Market and now trades on the OTC Bulletin Board. Innovir closed its Cambridge, England operations on or about November 30, 1998, and closed its remaining operations, located in Gottingen, Germany and New York, New York, on December 31, 1998. Innovir's management is seeking strategic alliances and/or buyers for its various assets.

         Government Regulation

                  Nexell filed an application for premarket approval ("PMA") of the Isolex(R)300i with the FDA on February 3, 1998; Baxter, as Nexell's predecessor in interest, had filed an application for PMA of the Isolex(R)300SA on February 24, 1997. On July 2, 1998, the FDA notified Nexell that certain data and other information would be required before the PMA for both devices could be approved. Nexell submitted the requested information in late August, 1998. The FDA advised Nexell in a letter dated January 7, 1999, that the PMA application for the Isolex(R) 300SA, and the supplement for the fully automated Isolex(R) 300i, are approvable subject to the submission of additional information needed primarily to finalize labeling and the inspection of manufacturing facilities by the FDA. Nexell intends to submit the requested information promptly, and to fully cooperate with the FDA's inspection of the manufacturing facilities.

         Competition

                  The sale of CellPro's intellectual property to Nexell effectively eliminates CellPro as a competitor in the cell separation market. Other competitors or potential competitors remain, including Miltenyi Biotec GmbH, Novartis/SyStemix, Amgen Corp. and Aastrom Biosciences Inc. in collaboration with Cobe BCT, Inc. Nexell's competitive position will be determined in part by which cell selection products are ultimately approved for sale by regulatory authorities. See "Government Regulation" above and beginning on page 12 of the 1997 10-K.

  Employees

     VIMRX has eleven full-time employees and believes its relations with its employees are satisfactory.

     Nexell has approximately 104 full-time U.S. employees. VIMRX believes that Nexell's relations with its employees are satisfactory.

     Innovir has no employees.

  Directors and Executive Officers of VIMRX

     Dr. Jerome Groopman resigned as a director of VIMRX, effective August 3, 1998. Dr. Richard Kouri resigned as Vice-President, Research, and as President and Chief Executive Officer of VIMRX Genomics, Inc. effective November 6, 1998.


                                 USE OF PROCEEDS


     VIMRX will not receive any proceeds from the reoffer and sale of its shares by CellPro. SELLING SHAREHOLDER


     All of the common stock registered pursuant to this prospectus has been issued to CellPro, the selling shareholder, pursuant to the Acquisition Agreement (the "Offering"). The following table sets forth certain information known to VIMRX with respect to beneficial ownership of VIMRX common stock by the selling shareholder:


                                 Shares Beneficially                 Shares           Shares Beneficially
                                         Owned                     Offered by                 Owned
                               Prior to the Offering (1)        This Prospectus        After the Offering
                               -------------------------        ---------------        ------------------
Selling Shareholder           Shares             Percent                              Shares       Percent
-------------------           ------             -------                              ------       -------
CellPro, Incorporated (2)    1,882,215             2.7%            1,882,215             0          0.0%
22215 - 26th Avenue S.E.
Bothell, WA  98021


---------------------
(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2) CellPro was a principal competitor of Nexell, a majority-owned subsidiary of VIMRX, and a defendant in a patent infringement action brought by certain entities, including Baxter, the principal distributor of Nexell's products. See "Recent Events."

                              PLAN OF DISTRIBUTION


     VIMRX issued 1,882,215 shares of its common stock to CellPro. Such 1,882,215 shares may be reoffered and sold by CellPro from time to time in transactions in the Nasdaq National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. CellPro may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from CellPro and/or the purchasers of the shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     CellPro has entered into a memorandum of understanding with a prospective transferee ("Transferee") of VIMRX shares with respect to the settlement of a class action lawsuit brought against CellPro in March 1998 in the United States District Court for the Western District of Washington. This agreement contemplates a Stipulation of Settlement whereby the plaintiffs and their representatives fully, finally and forever resolve, discharge and settle the claims asserted in such lawsuit against CellPro and its named officers and directors in exchange for the transfer by CellPro of that number of shares having a value equal to $2 million as of the date of the closing of the transactions contemplated by the Acquisition Agreement, plus an amount to be paid by CellPro's insurance carriers. Prior to such transfer, the Transferee must agree to the resale restrictions described in the second following paragraph. Consummation of the transfer of such shares as described above is subject to approval of the United States Bankruptcy court for the Western District of Washington.

     CellPro and any broker-dealers or agents that participate in the distribution of the VIMRX shares issued to CellPro are "underwriters," and the Transferee may be deemed to be an "underwriter," within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the VIMRX shares will be deemed to be underwriting commissions or discounts under the Securities Act.

     CellPro has agreed for a period (approximately 180 days) following the date of this prospectus, not to sell in the public market on any given day more than the number of shares equal to 25% of the average daily trading volume of VIMRX's common stock (excluding sales by CellPro and any third party acquiring shares from CellPro in a private transaction) over the 180-day period preceding the sale. CellPro further agreed to impose the foregoing restriction on any purchaser of shares in a private transaction.

     Rules 102 and 103 under Regulation M under the Securities Exchange Act ("Regulation M") prohibit participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 under Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

     VIMRX has advised CellPro, and CellPro has agreed to advise the Transferee that, during such time as CellPro, and the Transferee, if the Transferee is deemed to be a participant in the distribution, are engaged in a distribution of the shares, they must comply with the applicable provisions under Regulation M, and that they must furnish copies of this prospectus to each broker-dealer through which the shares may be offered. CellPro, and the Transferee, if the Transferee is deemed to be a participant in the distribution, is required to inform VIMRX and broker-dealers through whom sales may be made hereunder when the distribution of the shares is completed.

                              AVAILABLE INFORMATION


     We file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the Commission's website at www.sec.gov. We distribute to our stockholders annual reports containing audited financial statements.

                      INFORMATION INCORPORATED BY REFERENCE


     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

 . VIMRX's Annual Report on Form 10-K for the fiscal year ended December 31, 1997
  (as amended on Form 10-K/A filed May 11, 1998), and

 . VIMRX's Quarterly Reports on Form 10-Q filed for the fiscal quarters ended
  March 31, 1998, June 30, 1998 and September 30, 1998, and

 . VIMRX's Current Report on Form 8-K filed on January 2, 1998, and

 . VIMRX's Current Report on Form 8-K filed on January 8, 1999.

     You may request a copy of these filings, at no cost, by writing or calling us at:

                           VIMRX PHARMACEUTICALS INC.
                        2751 Centerville Road, Suite 210
                           Wilmington, Delaware 19808
                 Attn: Vice President - Corporate Communications
                                 (302) 998-1734

     This prospectus is accompanied by a copy of VIMRX's Annual Report on Form 10-K for the year ended December 31, 1997, and by a copy of VIMRX's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

     This prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. No offer of the common stock will be made in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover of this prospectus.


       LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION


     VIMRX has included in its Certificate of Incorporation and By-laws provisions to (i) eliminate the personal liability of its directors and officers for monetary damages resulting from breaches of their fiduciary duty (provided that such provisions do not eliminate liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (which governs dividends at a time when VIMRX cannot afford to pay dividends), or for any transaction from which the director and/or officer derived an improper personal benefit), and (ii) indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, VIMRX has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                  LEGAL MATTERS


     Epstein Becker & Green, P.C., New York, NY will pass upon the validity of the Securities offered hereby for VIMRX. Partners of Epstein Becker & Green, P.C. own approximately 500,000 shares of VIMRX's common stock.

                                     EXPERTS


     The consolidated financial statements of VIMRX as of December 31, 1997, and for the year then ended, set forth in the Annual Report on Form 10-K attached to this prospectus and Registration Statement have been audited by KPMG LLP, independent auditors, as set forth in their report thereon dated March 23, 1998, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of VIMRX as of December 31, 1996, and for each of the years in the two-year period then ended set forth in the Annual Report on Form 10-K incorporated by reference in and attached to this prospectus and Registration Statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their report thereon dated March 14, 1997, and are incorporated and attached in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.